August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (703) 720-2227

Richard D. Fairbanks
Chief Executive Officer
Capital One Financial Corp.
1680 Capital One Dr.
McLean VA, 22102

> **Re: Capital One Financial Corp.**
> **Definitive 14A**
> **Filed March 20, 2007**
> **File No. 01-13300**

Dear Mr. Fairbanks:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Independence, page 8

1. You discuss the provisions of the Director Independence Standards on pages 9 and 10. Item 407(a)(2) requires that the company either state that its independence policy is disclosed on the company website or attach the policy as an appendix or identify the year in which the policy was attached to a prior proxy. Please provide the disclosure required by Item 407(a)(2) of Regulation S-K.

Compensation Committee, page 13

2. On page 33, you disclose that the Committee relies upon the work of compensation consultants retained by members of Management, and that the consultants assist members of management in making compensation recommendations. Please revise this section or the portion of Compensation Discussion and Analysis to identify the consultants retained by management and to identify the nature and scope of the consultants' engagement and the material elements of their instructions. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

Director Compensation, page 28

3. It would appear that Mr. Westreich's earnings on his deferred retainer for May 2006/April 2007 should be reported as part of the Change in Pension Value and Nonqualified Deferred Compensation Earnings column of the Directors Compensation Table. Please include all compensation earned during the reporting period in the appropriate column of the table. Please refer to Item 402(k) of Regulation S-K.

4. Revise to identify the grant date fair value of the equity grants made to Directors. Please refer to the Instruction for Item 402(k) which quotes from the Instruction to Item 402(c)(v and vi) of Regulation S-K.

Compensation Discussion and Analysis, page 30
Determination of Compensation Packages, page 32

5. Please clarify the composition of the tally sheets and clarify how the Committee uses the information in the tally sheets to make compensation decisions. Please refer to Item 402(b)(2)(x) of Regulation S-K.

Chairman and Chief Executive Officer Compensation, page 35

6. Please clarify the impact of the five-year "cliff" vesting schedule used in awarding Mr. Fairbanks' equity compensation. Please refer to Item 402(b)(1)(iii) of Regulation S-K.

7. Much of the discussion of Mr. Fairbanks' compensation focuses on the compensation amounts which he will earn in 2007. While discussion of future compensation is important to readers attempting to understand your compensation program and its impact upon future performance, the Compensation Discussion and Analysis is also a means for the company to explain the compensation decisions that impacted the amounts earned in the subject reporting period and recorded in the Summary Compensation Table. Revise your disclosure to discuss not only material changes to the current fiscal year compensation, but also discuss how the amounts paid for the prior fiscal year period were determined.

8. You discuss the $18 million target value for Mr. Fairbanks' compensation for 2007. Revise your disclosure to clarify how the target value was determined. In particular, please discuss any particular factors which impacted the Committees determination, including peer compensation values, or specific measures of corporate performance which impacted the Committee's decision to assign that particular target value. Furthermore, please discuss any measures of corporate performance, other than changes in the stock price, which impact the vesting of Mr. Fairbanks' awards or the size of the awards. Similarly, please discuss how the Committee determined the notional salary amount and the size of the other compensation elements discussed in the last two paragraphs of this section. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Named Executives Officers' Compensation, page 36

9. You disclose that the Committee considered the factors mentioned in the bullet-pointed list on page 37 in approving the compensation of the other named executives, other than Mr. Fairbanks. Furthermore, the Committee considered analysis produced by its own consultant, as well as analysis produced by other consultants. Revise your disclosure to discuss the specific factors which the Committee considered in setting the compensation amounts and how those factors affected the amounts paid to the named executives. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Annual Incentive Awards, page 38

10. Revise your disclosure to expand your discussion of the corporate level performance portion of the named executives' compensation. In particular, please discuss how the named executive's compensation is affected by EPS growth that falls behind the Standard & Poor's 500 Financial Index. In particular, please clarify the extent to which slower growth by Capital One compared to the growth by the peer index would affect the company performance portion of the named executive officers' compensation. Furthermore, please discuss any upper level limits to this portion of the executives' incentive awards. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

11. You do not discuss the target performance levels for the individual performance portion of the named executive officers' compensation package, nor do you indicate that you are excluding the targets because of the confidential nature of the information, as permitted by Instruction 4 to Item 402(b). Please disclose these targets. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm, supplementally provide the staff with your analysis of the confidential nature of the individual performance targets. Also, if you conclude that certain targets are confidential and therefore do not need to be disclosed, please discuss, in sufficient detail, how difficult it would be for the named executives to reach the targeted level of performance under the targets. Please refer to Item 402(b)(2)(v and vii) of Regulation S-K.

Long-Term Incentive Awards, page 40

12. Revise your disclosure to discuss the factors considered by the Committee in setting the target award amount for the other named executives. In particular, please discuss the extent to which the award amounts were set based upon a predetermined mix of long-term to short-term compensation, or were based upon a desire to maintain compensation at a certain level compared to your comparator group, or other factors. Please refer to Item 402(b)(1)(v) of Regulation S-K.

13. Revise your discuss why the Committee chose the 40%/60% break down of restricted stock to stock options for long-term equity awards. Please refer to Item 402(b)(2)(iii) of Regulation S-K.

Change In Control, page 42

14. Revise the Compensation Discussion and Analysis to describe and explain how the Committee determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits under the employment and severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also discuss how these arrangements fit into your overall compensation objectives, how they affect the decisions the Committee made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Potential Payments Upon Termination or Change in Control, page 62

15. Revise your disclosure to explain the factors which would trigger different classes of payment. In particular, please explain what would constitute "for cause" and "with good reason" for the purposes of the non-compete and change in control provisions. Please refer to Item 402(j) of Regulation S-K.

Closing Comment

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-13419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel